FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan ("The Plan"), which is notionally held in GSK Ordinary share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned Persons on 20 February 2012 of an increase in the notional allocation of Ordinary share ADRs on 17 February 2012 at a price of $44.88 per ADR:-

Director/PDMR	Number of ADRs	Connected Person	Number of ADRs
Dr M M Slaoui	18	Dr K Slaoui	4
Mr W C Louv	8	-	-
Dr D Pulman	12	-	-

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

20 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 20, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc